Chapman Petroleum Engineering Ltd.

445, 708 - 11th Avenue S.W., Calgary, Alberta T2R 0E4 • Phone: 14031 266-4141 • Fax: 14031 266-4259 • www.chapeng.ab.ca

October 30, 2014

R2 Energy Ltd.

15567 Marine Drive

White Rock, British Columbia

V4B 1C9

Attention: Mr. Craig Steinke

Dear Sir:

Re:     R2 Energy Ltd.

           On-line Posting of Evaluation of Prospective Resources — Unconventional Gas Volumes

           Basque-Cantabrian, Central Ebro, Maestrazgo, NE Ebro and North Alamazon Basins, Spain

We are a firm of independent geological and petroleum consultants of Calgary, Alberta, having prepared a report for R2 Energy Ltd. (the Company") entitled "Evaluation of Prospective Resources, Unconventional Gas Volumes, Spain,", prepared for R2 Energy Ltd. (the Company), June 1, 2014 (May 31, 2014)", dated July 7, 2014.

We consent to the filing of this report with any securities regulatory authorities and stock exchange having jurisdiction over or governing the Company, and we further consent to the filing of this report on SEDAR, or other websites, for the purposes of the Company's public disclosure requirements.

Yours very truly,

Chapman Petroleum Engineering Ltd.

[Original Signed By:]

C. W. Chapman

C. W. Chapman, P.Eng.,

President

cwc/I m1/6009